SCHEDULE A

Transactions in the Shares of the Issuer During the Past Sixty (60) Days

The following tables set forth all transactions in the Shares effected during the past sixty (60) days by the Reporting Person. Except as noted below, all such transactions were effected in the open market through brokers and the price per share includes commissions. Where a price range is provided in the column Price Range ($), the price reported in that row’s Price Per Share ($) column is a weighted average price. These Shares were purchased/sold in multiple transactions at prices between the price ranges indicated in the Price Range ($) column. The Reporting Person will undertake to provide to the staff of the SEC, upon request, full information regarding the number of Shares purchased/sold at each separate price.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)

5/7/2026	(80,000)	17.34
5/8/2026	(12,000)	17.84
6/22/2026	1,013,482	14.56	14.28-14.58
6/23/2026	90,122	15.05	14.99-15.05
6/24/2026	250,000	15.39
6/25/2026	29,715	16.08	15.87-16.12
6/26/2026	25,000	16.46